Mail Stop 4561

June 27, 2006

Joseph Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

     RE: Associated Banc-Corp
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 0-5519

Dear Mr. Selner,

     We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note your disclosure that your operations primarily consist of banking; therefore, you have not included a discussion of your Wealth Management segment. We do not consider an identified segment that contributes 10% to total revenues immaterial for purposes of discussion under Item 303 of Regulation S-K. Please revise to provide management's discussion and analysis of the Wealth Management segment.

Statement of Cash Flows, page 65

Joseph Selner
Associated Banc-Corp
June 27, 2006
Page 2

2. Please revise to clarify the specific nature of the additions to mortgage servicing rights line item included in the investing section of the statements of cash flows. We note your disclosures that you capitalize servicing rights; however, it is not clear why you include them in determining cash receipts and cash payments in each of the periods presented.

Note 2 Business Combinations, page 72

3. Please revise to provide a discussion of the factors that contributed to the purchase price for each of your acquisitions. Refer to 51(b) of SFAS 141.

4. Please revise to describe the processes followed to identify and measure acquired intangible assets. Address the facts and circumstances supporting the apparent low allocation of amounts to identified intangible assets in relation to the amounts of acquired loans and deposits and the amounts ascribed to goodwill.

5. Please revise to disclose whether or not you relied on a valuation report to allocate the purchase price in each acquisition. To the extent such reports were received and relied on, please provide them to us.

Note 3 Investment Securities, page 75

6. Please revise to disclose the information required by paragraph 21 of EITF 03-1 for each balance sheet date presented.

Note 12 Income Taxes, page 88

7. Please revise to provide a roll forward of the deferred tax asset valuation allowance for all periods presented. Also, please revise here or in management's discussion and analysis to fully explain the change in the deferred tax asset valuation allowance for the periods presented. Please highlight changes in assumptions and environmental factors that necessitated the change and provide the factors you considered to conclude that it was more likely than not that some portion of the deferred tax benefit will not be realized.

Note 14 Derivative and Hedging Activities, page 91

8. Please revise to provide the following information:

a) Specifically identify the type of accounting (fair value hedge, cash flow hedge, economic hedge, etc.) and a clear description of the hedged items for all of the derivatives identified in the tables on page 93. Refer to paragraph 44 of SFAS 133.

b) Disclose separately for your fair value hedges and cash flow hedges the net gain or loss recognized in earnings during the periods presented representing the amount of hedge ineffectiveness and amount, if any, excluded from the assessment of hedge effectiveness. Also disclose where the gain or loss is reported in the income statement. Refer to paragraph 45 of SFAS 133.

c) Clearly describe the specific methodology used to test hedge effectiveness for each type of SFAS 133 hedging relationship and how often those tests are performed.

d) For both derivative hedges and hedged items, please disclose the amounts recorded and where you report the unrealized and realized gains and losses on your balance sheet, income statement and statement of cash flows.

9. Please tell us the SFAS 133 hedge relationships for which you use the short-cut method of assessing hedge ineffectiveness and provide the following information:

a) Clearly explain the terms of the hedged item or transaction.

b) Clearly explain the terms of the interest rate swap and explain how you determined those terms match the terms of the hedged item or transaction.

c) Tell us how you met each requirement of paragraph 68 of SFAS 133.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant